EXHIBIT 12

IKON RECEIVABLES, LLC

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Fiscal Year Ended September 30				April 6, 1999 (Inception) - September 30, 1999
	2003	2002	2001	2000
Earnings
Income before income taxes and cumulative effect of a change in accounting principle	$49,564	$94,178	$94,252	$66,113	$17,574

Add:
Fixed charges	48,230	93,609	113,383	82,431	14,702

Earnings, as adjusted (A)	$97,794	$187,787	$207,635	$148,544	$32,276

Fixed charges
Other interest expense, including interest on capital leases (B)	$48,230	$93,609	$113,383	$82,431	$14,702

Ratio of earnings to fixed charges (A) divided by (B)	2.0	2.0	1.8	1.8	2.2